                       SECURITIES AND EXCHANGE: COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. _________)(1)


                            STARSIGHT TELECAST, INC.
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)


                                    85568E104
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                                 (CUSIP Number)

                                Larry W. Wangberg
                Chairman of the Board and Chief Executive Officer
                            StarSight Telecast, Inc.
                              39650 Liberty Street
                            Fremont, California 94538

                                 (510) 657-5022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 23, 1996
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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CUSIP NO. G3788V106              13D      Page 2 of 136 Pages
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   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 GEMSTAR INTERNATIONAL GROUP LIMITED, N/A
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) / /        (b) / /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
                 WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 BRITISH VIRGIN ISLANDS
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          NUMBER                 7      SOLE VOTING POWER
            OF                                  -0-
          SHARES            ----------------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
         OWNED BY                               22,137,590(2)
         REPORTING          ----------------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH                                 -0-
                            ----------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                5,276,034
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                 22,137,590
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                           / /
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 71.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                 HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
        (2) As to 16,861,556 shares of Common Stock which are the subject of the Company Significant Shareholder Agreement described in Item 6, the Reporting Person shares voting power solely with respect to those matters described in such Item.

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to shares of common stock, no par value ("Common Stock"), of StarSight Telecast, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 39650 Liberty Street, Fremont, California 94538.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Gemstar International Group Limited, a British Virgin Islands corporation ("Gemstar"). Gemstar's principal business involves the development, marketing and licensing of proprietary technologies and systems that simplify and enhance the viewing and recording of video and television programming. The address of its principal executive office in the United States is 135 North Los Robles Avenue, Suite 800, Pasadena, California 91101.

        The directors and executive officers of Gemstar are set forth on Schedule A attached hereto. Schedule A sets forth the following information with respect to each such person:

        (a)    Name;

        (b)    Residence or business address;

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

        (d)    Citizenship.

        During the last five years, neither Gemstar, nor any person named in Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 23, 1996, Gemstar, through its wholly owned subsidiary G/S Acquisition Subsidiary, a California corporation ("Sub"), agreed to acquire the Issuer by means of a merger (the "Merger") pursuant to the terms of the Agreement and Plan of Merger, dated as of December 23, 1996, by and between Gemstar, Sub and the Issuer (the "Merger Agreement"). Concurrently with the execution of the Merger Agreement, Gemstar and the Issuer also entered into a Company Option Agreement, dated as of December 23, 1996 (the "Company Option Agreement"), which agreement is described in more detail in Item 6 below, pursuant to which Gemstar has been granted an option by the Issuer to purchase up to 5,276,034 shares of Common Stock at a purchase price of $10.46 per share (the "Stock Option"). The Stock Option is, however, exercisable only upon the occurrence of those events relating to the Merger specifically set forth in the Merger Agreement and the Company Option Agreement, none of which has occurred as of the date upon which this Statement on Schedule 13D is being filed. If the Stock Option should ever become exercisable, it is anticipated that Gemstar would use working capital to effect the exercise thereof. The terms of the Stock Option are more fully described in the Company Option Agreement and the Merger Agreement. The Company Option Agreement is attached hereto as Exhibit 1. The Merger Agreement is attached hereto as Exhibit 2. Each of such documents is incorporated herein by this reference.

        No capital is expected to be expended by Gemstar in connection with the exercise of its rights with respect to the 16,861,556 shares of Common Stock covered by the Company Significant Shareholder Agreement described in Item 6 below.

ITEM 4. PURPOSE OF TRANSACTION.

        See Items 3 and 6.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As a result of the Stock Option being granted to Gemstar, Gemstar may be deemed to be the beneficial owner of 5,276,034 shares of Common Stock (assuming exercise of the Stock Option). As a result of the Company Significant Shareholder Agreement described in Item 6 below, Gemstar may also be deemed to be the beneficial owner of an additional 16,861,556 shares of Common Stock. In aggregate, such shares (representing a total of 22,137,590 shares of Common Stock) would represent approximately 71.8% of the shares of Common Stock outstanding after giving effect to the exercise of the Stock Option.

        Except as described herein, neither Gemstar, nor any person named in Schedule A attached hereto, has acquired or disposed of any shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS TO SECURITIES OF THE ISSUER.

        This Statement on Schedule 13D relates to (i) the Stock Option granted to Gemstar by the Issuer pursuant to the Company Option Agreement and (ii) the Company Significant Shareholder Agreement, dated as of December 23, 1996 (the "Shareholder Agreement"), by and between Gemstar and certain shareholders of the Issuer listed on the signature pages thereof (collectively, the "Shareholders"). The Stock Option was granted by the Issuer, and the Shareholder Agreement entered into by the Shareholders, as an inducement to Gemstar to enter into the Merger Agreement. Under the terms of the Merger Agreement, Sub will, upon the satisfaction of certain conditions, merge with and into the Issuer, with each share of Common Stock issued and outstanding as of the effective time of the Merger, other than shares to be cancelled in accordance with the Merger Agreement and any Dissenting Shares (as defined in the Merger Agreement), being converted, as provided in the Merger Agreement, into .6062 shares of Gemstar ordinary shares, $.01 par value per share. The Shareholder Agreement is attached hereto as Exhibit 3 and is incorporated herein by this reference.

        If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and cease to be listed on the NASDAQ National Market System.

        Upon consummation of the Merger, the directors of the Issuer immediately prior to the Merger will be deemed to have resigned at such time and the directors of Sub prior to the Merger will be the directors of the Issuer, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of the Issuer immediately prior to the Merger will become the officers of the Issuer, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

        Upon any termination of the Merger Agreement pursuant to Section 7.1(h),
(j) or (l) of the Merger Agreement or upon the failure of any of the
Shareholders to vote in favor of the Merger at a duly held meeting of the Issuer's shareholders or at any adjournment or postponement thereof and, in connection with such vote, the Merger is not approved by the shareholders of the Issuer, the Issuer, upon written notice from Gemstar at any time of Gemstar's election to receive a termination fee equal to $15 million (the "Company Termination Fee") in lieu of Gemstar exercising the Stock Option (the "Company Termination Fee Notice"), must immediately pay to Gemstar the Company
Termination Fee. Following any termination of the Merger Agreement pursuant to
Section 7.1(h), (j) or (l) of the Merger Agreement, the Issuer must give Gemstar at least 30 days' (and not more than 45 days') prior written notice of the closing date of any Company Takeover Proposal (as such term is defined in the Merger Agreement), and Gemstar, if it elects to receive the Company Termination Fee upon such closing, shall give written notice to the Issuer (the "Company Payment Notice") at least five days' prior to such closing (which notice shall be effective only upon such closing), and the Issuer must pay
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                                                                   Page 5 of 136


the Company Termination Fee upon such closing. If Gemstar has not delivered the Company Payment Notice within such time frame, then upon (and only upon) the closing of a Company Takeover Proposal, Gemstar's right to receive the Company Termination Fee will terminate.

        The Stock Option is exercisable, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below) and prior to termination of the Company Option Agreement. A "Purchase Event" means any termination of the Merger Agreement pursuant to Section 7.1(h),
(j) or (l) thereof. The Stock Option will terminate and be of no further force and effect upon the earliest to occur of (i) the consummation of the transactions contemplated by the Merger Agreement, (ii) the later to occur of
(a) 18 months from the date hereof, and (b) the closing date of any Company Takeover Proposal (as such term is defined in the Merger Agreement) plus 30 days, or (iii) the payment by the Issuer and the receipt by Gemstar of the Company Termination Fee. If a Purchase Event occurs, Sub will have the right, upon five business days' prior written notice to the Issuer (or any successor in interest to the Issuer by merger, sale of all or substantially all of the assets, or otherwise) (the "Put Notice"), to cause the Issuer (or any successor in interest to the Issuer by merger, sale of all or substantially all of the assets, or otherwise) to have a Closing (as such term is defined in the Company Option Agreement) and to pay at such Closing (and the Issuer and such successor, jointly and severally, will be obligated to pay to Sub in consideration for the cancellation of the Stock Option) an aggregate cancellation price (the "Cancellation Price") equal to the product of (x) the number of shares of Common Stock as to which the Stock Option remains exercisable multiplied by (y) the excess of (i) the average per share closing price of shares of Common Stock as quoted on NASDAQ National Market System (or if not then quoted thereon, on such other quotation system or exchange on which the Common Stock is quoted) for the period of five trading days ending on the trading day immediately prior to the occurrence of the Put Notice over (ii) the Purchase Price (as such term is defined in the Company Option Agreement).

        Under the terms of the Shareholder Agreement, the Shareholders have agreed to vote or cause to be voted all shares of Common Stock of the Issuer owned of record or beneficially owned or held in any capacity by any of them or under any of their control (the "Shares") in favor of the Merger and other transactions provided for in or contemplated by the Merger Agreement and against any inconsistent proposals or transactions. Further, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the Merger, the Shareholders have agreed to not sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein or agree to sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein, without Gemstar's express written consent.

        Other than as described above, Gemstar has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of
Schedule 13D (although Gemstar reserves the right to do so).

        The descriptions herein of the Merger Agreement, the Company Option Agreement and the Shareholder Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits.
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                                                                   Page 6 of 136




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1.     Company Option Agreement.

        2.     Agreement and Plan of Merger.

        3.     Company Significant Shareholder Agreement.
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                                                                   Page 7 of 136


                                   SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF GEMSTAR


                                                                                 Name and Address of
                                                                                Corporation or Other
                                                    Principal Occupation or     Organization in Which
Name                 Business or Residence Address        Employment                  Employed                Citizenship
----------------     -----------------------------  -----------------------   ------------------------    -------------------

Thomas L. H. Lau     c/o Gemstar Asia Limited       Chairman of the Board     c/o Gemstar Asia Limited          Canada
                     G./F., Gemstar Tower           of Directors              G./F., Gemstar Tower
                     23 Man Lok Street                                        23 Man Lok Street
                     Hung Hom Kowloon                                         Hung Hom Kowloon
                     Hong Kong                                                Hong Kong

Henry C. Yuen        Gemstar International          Chief Executive Officer   Gemstar International              U.S.
                     Group Limited                                            Group Limited
                     135 North Los Robles Ave.                                135 North Los Robles Ave.
                     Suite 800                                                Suite 800
                     Pasadena, CA 91101                                       Pasadena, CA 91101

Daniel S.W. Kwoh     Gemstar International          Senior Vice President -   Gemstar International              U.S.
                     Group Limited                  Technology                Group Limited
                     135 North Los Robles Ave.                                135 North Los Robles Ave.
                     Suite 800                                                Suite 800
                     Pasadena, CA 91101                                       Pasadena, CA 91101

Wilson K. C. Cho     c/o Gemstar Asia Limited       Senior Vice President -   c/o Gemstar Asia Limited           U.K.
                     G./F., Gemstar Tower           Engineering and           G./F., Gemstar Tower
                     23 Man Lok Street              Operations                23 Man Lok Street
                     Hung Hom Kowloon                                         Hung Hom Kowloon
                     Hong Kong                                                Hong Kong

Elsie Ma Leung       Gemstar International          Chief Financial Officer   Gemstar International              U.S.
                     Group Limited                                            Group Limited
                     135 North Los Robles Ave.                                135 North Los Robles Ave.
                     Suite 800                                                Suite 800
                     Pasadena, CA 91101                                       Pasadena, CA 91101

Roy J. Mankovitz     Gemstar International          Assistant Secretary,      Gemstar International              U.S.
                     Group Limited                  Corporate Counsel -       Group Limited
                     135 North Los Robles Ave.      Intellectual Property     135 North Los Robles Ave.
                     Suite 800                                                Suite 800
                     Pasadena, CA 91101                                       Pasadena, CA 91101

Larry Goldberg       Gemstar International          Secretary and Corporate   Gemstar International              U.S.
                     Group Limited                  Counsel                   Group Limited
                     135 North Los Robles Ave.                                135 North Los Robles Ave.
                     Suite 800                                                Suite 800
                     Pasadena, CA 91101                                       Pasadena, CA 91101

George F. Carrier    Harvard University             Professor of Engineering  Harvard University                 U.S.
Director             Pierce Hall                                              Pierce Hall
                     29 Oxford Street                                         29 Oxford Street
                     Cambridge, MA 02138                                      Cambridge, MA 02138

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                                                                   Page 8 of 136

Teruyuki Toyama      Oversea Courier Service Co.,   President        Oversea Courier Service     Japan
Director             Ltd.                                              Co., Ltd.
                     9, Shibavra, 2-Chome                            9, Shibavra, 2-Chome
                     Minato-ku, Tokyo                                Minato-ku, Tokyo
                     Japan 108                                       Japan 108

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 2, 1997                   GEMSTAR INTERNATIONAL GROUP LIMITED



                                  By: /s/ LARRY GOLDBERG
                                      -----------------------------------------
                                         Name:  Larry Goldberg
                                         Title: Corporate Counsel and Secretary

                                  EXHIBIT INDEX


1.      Company Option Agreement.

2.      Agreement and Plan of Merger.

3.      Company Significant Shareholder Agreement.